UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

E2open, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

29788A104
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                                  Rule 13d-1(b)
☐                                  Rule 13d-1(c)
☒                               Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29788A104

1.	Name of Reporting Person Seagate Technology LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,329,725
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,329,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,725
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%*
12.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 25,063,615 shares of Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2012 filed with the Securities and Exchange Commission, and assumes the exercise of an option to purchase 48,825 shares of Common Stock.

CUSIP No. 29788A104

1.	Name of Reporting Person Seagate Technology (US) Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,329,725
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,329,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,725
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%*
12.	Type of Reporting Person (See Instructions) HC

* The calculation of the foregoing percentage is based on 25,063,615 shares of Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2012 filed with the Securities and Exchange Commission, and assumes the exercise of an option to purchase 48,825 shares of Common Stock.

CUSIP No. 29788A104

1.	Name of Reporting Person Seagate HDD Cayman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,329,725
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,329,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,725
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%*
12.	Type of Reporting Person (See Instructions) HC

* The calculation of the foregoing percentage is based on 25,063,615 shares of Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2012 filed with the Securities and Exchange Commission, and assumes the exercise of an option to purchase 48,825 shares of Common Stock.

CUSIP No. 29788A104

1.	Name of Reporting Person Seagate Technology HDD Holdings
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,329,725
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,329,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,725
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%*
12.	Type of Reporting Person (See Instructions) HC

* The calculation of the foregoing percentage is based on 25,063,615 shares of Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2012 filed with the Securities and Exchange Commission, and assumes the exercise of an option to purchase 48,825 shares of Common Stock.

CUSIP No. N63218106

1.	Name of Reporting Person Seagate Technology
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,329,725
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,329,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,725
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%*
12.	Type of Reporting Person (See Instructions) HC

* The calculation of the foregoing percentage is based on 25,063,615 shares of Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2012 filed with the Securities and Exchange Commission, and assumes the exercise of an option to purchase 48,825 shares of Common Stock.

1.	Name of Reporting Person Seagate Technology plc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Ireland
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,329,725
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,329,725
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,329,725
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 9.3%*
12.	Type of Reporting Person (See Instructions) HC

* The calculation of the foregoing percentage is based on 25,063,615 shares of Common Stock outstanding as of November 30, 2012, as reported in the Issuer’s Form 10-Q for the quarterly period ended November 30, 2012 filed with the Securities and Exchange Commission, and assumes the exercise of an option to purchase 48,825 shares of Common Stock.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Common Stock, par value $0.001 per share (“Common Stock”), of E2open, Inc. (the “Issuer”).

Item 1.

(a)	Name of Issuer:

E2open. Inc.

(b)	Address of Issuer’s Principal Executive Offices:

4100 East Third Avenue, Suite 400
Foster City, CA 94404

Item 2.

(a)	Name of Person Filing:

Seagate Technology LLC
Seagate Technology (US) Holdings, Inc.
Seagate HDD Cayman
Seagate Technology HDD Holdings
Seagate Technology
Seagate Technology plc

(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all Reporting Persons is:

10200 S De Anza Boulevard
Cupertino, CA 95014

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

29788A104

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Seagate Technology LLC, a limited liability company organized under the laws of Delaware, directly holds 2,281,440 shares of Common Stock. The shares of Common Stock reported herein also include 48,285 shares issuable upon exercise of a stock option held by Patrick J. O’Malley on behalf of Seagate Technology LLC. Mr. O’Malley disclaims beneficial ownership of the option and the underlying shares, and all other shares of Common Stock reported herein.

None of Seagate Technology (US) Holdings, Inc., Seagate HDD Cayman, Seagate Technology HDD Holdings, Seagate Technology or Seagate Technology plc directly owns any shares of Common Stock, but based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended, such entities may be deemed to beneficially own the shares of Common Stock beneficially owned by Seagate Technology LLC.

Seagate Technology (US) Holdings, Inc., a corporation organized under the laws of Delaware, is the controlling member of Seagate Technology LLC. Seagate Technology (US) Holdings, Inc. is a wholly owned subsidiary of Seagate HDD Cayman, an exempted company organized under the laws of the Cayman Islands. Seagate HDD Cayman is a wholly owned subsidiary of Seagate Technology HDD Holdings, an exempted company organized under the laws of the Cayman Islands. Seagate Technology HDD Holdings is a wholly owned subsidiary of Seagate Technology, an exempted company organized under the laws of the Cayman Islands. Seagate Technology is a wholly owned subsidiary of Seagate Technology plc, a public limited company organized under the laws of Ireland.

(b)	Percent of class: See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Item 5 of each cover page. (ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 11, 2013

SEAGATE TECHNOLOGY LLC

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

SEAGATE TECHNOLOGY (US) HOLDINGS, INC.

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

SEAGATE HDD CAYMAN

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

SEAGATE TECHNOLOGY HDD HOLDINGS

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

SEAGATE TECHNOLOGY

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

SEAGATE TECHNOLOGY PLC

By:	/s/ Patrick J. O’Malley
Name: Patrick J. O’Malley
Title: Executive Vice President and Chief Financial Officer

EXHIBIT

Exhibit Number	Title

99.1

Joint Filing Agreement among Seagate Technology LLC, Seagate Technology (US) Holdings, Inc., Seagate HDD Cayman, Seagate Technology HDD Holdings, Seagate Technology and Seagate Technology plc, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.